SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2008

____________________
Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated November 7, 2008 regarding the Report on Good Corporate Governance, along with the report itself

Telefónica de Argentina S.A.

Buenos Aires, November 7, 2008

Buenos Aires Stock Exchange
City of Buenos Aires

Ref.: Good Corporate Governance Report

Dear Sirs:

It is my pleasure to contact you on behalf of Telefónica de Argentina S.A. (the Company), domiciled at Av. Ingeniero Huergo 723, ground floor, City of Buenos Aires. Please find the enclosed Report on Good Corporate Governance that the Company Board approved in yesterday’s meeting.

This report precedes and is independent from the report that the Company will approve in due time in accordance with the provisions of Resolution N° 516/07 of the National Securities Commission, applicable to financial statements for the fiscal years beginning January 1, 2008.

Notwithstanding the above, the Company has considered it advisable to explain in advance to the markets in general, and their shareholders and investors in particular, the instances of Good Corporate Governance observed until now, thus anticipating the provisions of Resolution 516/07 for the presentation of said report.

Yours sincerely,

Telefónica de Argentina S.A.

Telefónica de Argentina S.A.

Good Corporate Governance Report

2008

Summary:

1.- Introduction

❑ Principles of Corporate Governance.

❑ History and ownership structure.

2.- The Board

❑ Composition by share classes.

❑ Number of Board members.

❑ Independent Directors, non-independent Directors and former executives.

❑ Evidence of the impartiality of the Directors.

❑ Board membership of former executives.

❑ Policy of nondiscrimination in the composition of the Board.

❑ General functions of the Board.

❑ Preparation for Board meetings.

❑ Conflicts of interests of the Directors and other corporate officers.

❑ Further training and development of the Directors.

❑ Evaluation of Board performance.

❑ Exclusive meetings of independent Directors.

❑ Membership of the Directors in other companies.

3.- Board Committees

❑ Appointment, Compensation and Good Governance Committee.

❑ Audit Committee.

4.- Oversight Committee

❑ Composition.

Telefónica de Argentina S.A.

❑ Double nature of external auditor and statutory auditor.

❑ Rotation of statutory auditors.

❑ Standards of operation.

5.- Relationship with shareholders, investors and the community

❑ Issuer /Concern Relationship.

✓	Controlling company.

✓	Contracts between related parties.

✓	Balances and transactions.

✓	Transactions with shareholders and managers.

❑ Participation of minority stockholders in meetings.

❑ Investor relations.

❑ Information via Internet.

❑ Corporate responsibility policy.

❑ Inclusion of the standards of corporate governance in the Bylaws.

6.- Other standards of transparency and good governance

❑ Disclosure Committee.

❑ Channels for reporting misconduct and procedures for the protection of the reporting person.

❑ Rules for recording, disclosing and controlling financial and accounting information.

❑ Rules for disclosing information to the markets.

❑ Internal regulations regarding conduct in securities matters.

❑ Action Principles.

❑ Risk control systems.

❑ Pre-approval of audit and non-audit services.

❑ Rotation of external auditors.

Telefónica de Argentina S.A.

Telefónica de Argentina S.A.

Good Corporate Governance Report

2008

1.- INTRODUCTION

❑ Principles of Corporate Governance.

The principles that inspire the corporate governance of Telefónica de Argentina S.A. (Telefónica, the Company) are:

(i)	To maximize company value in shareholders’ favor;
(ii)	To stress the Board’s essential role in directing and overseeing the Company; and
(iii)	To provide transparency in relationships with employees, shareholders, investors and clients.

The purpose of this report is to review the Good Corporate Governance measures taken by Telefónica de Argentina S.A. over the last few years and in the course of 2008.

This report precedes and is independent of the report that the Company will approve in due time in accordance with the provisions of Resolution N° 516/07 of the National Securities Commission.

❑ History and ownership structure.

The Company was established in Argentina on April 23, 1990 as a joint-stock company under the name Sociedad Licenciataria Sur Sociedad Anónima for a term of 99 years, and was registered with the Public Commercial Registrar on July 13 of the same year. The present trade name was registered with the Public Commercial Registrar on December 3, 1990.

The Company headquarters is located at Avenida Ingeniero Huergo 723, Ground Floor, (C1107AOH), City of Buenos Aires, Argentina.

Telefónica holds a license for an unlimited time for the provision of public telecommunications services in the southern part of the country, which had been exclusive until the end of 1999. In addition, the Company entered into a license agreement with the Ministry of Communications, unlimited in time, for the provision of local land-line telephone services as well as national and international long-distance telephone services in the northern part of the country. On June 9, 2000, the National Executive Power issued Decree N° 465/00, which mandated the total deregulation of the telecommunications market as of November 9, 2000.

Telefónica has been admitted for listing on both the National Securities Commission and the Buenos Aires Stock Exchange. The Company shares are also listed on the New York Stock Exchange as ADRs representing 40 Class B shares with a nominal value of 0.10 Argentine pesos. As a result, Telefónica is subject to U.S. securities market regulations for foreign companies, which include the Sarbanes-Oxley Act.

The shareholding structure of the Company as of September 30, 2008 is shown below:

Telefónica de Argentina S.A.

Shareholder	Class A shares	%	Class B shares	%	Total shares	%
COINTEL[1]	3,599,126,635	51.53%	81,422,560	1.16%	3,680,549,195	52.69%
TISA[2]	-	-	2,252,637,868	32.25%	2,252,637,868	32.25%
TMA[3]	768,262,045	11.00%	90,577,440	1.30%	858,839,485	12.30%
TIHBV[4]	-	-	66,171,964	0.95%	66,171,964	0.95%
Minority shareholders	-	-	126,001,784	1.80%	126,001,784	1.80%
					6,984,200,296	100.00%

1 Compañía Internacional de Telecomunicaciones S.A.
2 Telefónica Internacional S.A.
3 Telefónica Móviles Argentina S.A.
4 Telefónica International Holding B.V.

Telefónica de Argentina S.A.

2.- THE BOARD

❑ Composition by share classes.

The Board must consist of a minimum of three and a maximum of eight Regular Directors and the same or lesser number of Alternate Directors.

In accordance with the provisions in Article XI of the Bylaws, as amended by the Extraordinary General Assembly of September 18, 2001, the holders of class A shares have the right to appoint up to a maximum of six Regular Directors and up to a maximum of six Alternates.

By the same token, holders of class B shares have the right to appoint one Regular Director and one Alternate Director unless the total number of Directors is equal to or greater than six, in which case the number of Directors to be appointed by the holders of class B shares is two Regular Directors and two Alternate Directors.

At this time, and according to the appointments made by the Ordinary General Assembly on April 21, 2008, the composition of the Board is as follows:

•      Regular Directors

Eduardo Fernando Caride (Chairman)
Francisco Javier de Paz Mancho
José Fernando de Almansa Moreno Barreda
Jaime Urquijo Chacón
Mario Eduardo Vázquez
Guillermo Harteneck
Luis Ramón Freixas Pinto

•      Alternate Directors

José María Alvarez Pallete - López
Gaspar Ariño Ortíz
Luis Blasco Bosqued
Javier Benjumea Llorente
Juan Jorge Waehner (General Manager)

Share classes Class A Class A Class A Class A Class A Class B Class B Class A Class A Class A Class A Class B

❑ Number of Board members.

The Board currently has seven regular Directors and five alternate Directors. They were appointed by the assembly of shareholders within the constraints established in the Bylaws.

The Board considers that this number of Directors is adequate given the circumstances at this point in time, the size of the Company and the decision-making process.

This governing body is made up of a sufficient number of independent Directors, namely three regular Directors (out of seven) and two alternate Directors (out of five).

Telefónica de Argentina S.A.

In turn the Board has set up the Audit Committee and the Appointment, Compensation and Good Governance Committee. It considers the number of committees sufficient to efficiently carry out its mission.

❑ Independent Directors, non-independent Directors and former executives.

The characteristics of each Director are as follows:

	Non-independent	Independent	Former Executive
Office holders
Eduardo Fernando Caride	•
F. Javier de Paz Mancho	•
José Fernando de Almansa Moreno Barreda	•
Jaime Urquijo Chacón		•
Mario Eduardo Vázquez	•		•
Guillermo Harteneck		•
Luis Ramón Freixas Pinto		•

Alternates
José María Alvarez Pallete-López	•
Gaspar Ariño Ortíz		•
Luis Blasco Bosqued	•
Javier Benjumea Llorente		•
Juan Jorge Waehner	•

❑ Evidence of the impartiality of the Directors.

The shareholder who proposes a candidate to the Board in the annual shareholder meeting must attest to the candidate’s impartiality/non-impartiality, in agreement with the specific regulations of the National Securities Commission that pertain to this matter. The shareholders endeavor that membership on the Board be granted to persons with recognized solvency, competence and experience who are willing to spend the time and effort necessary to carry out their duties.

❑ Board membership of former executives.

The Board considers it advantageous for the Company to advocate a policy of including former executives as Board members to the extent that this is possible, depending on each individual case and without establishing minimum quotas. For some time now the Board has included former executives, and presently has the valuable contribution D. Mario Eduardo Vázquez, who was Chairman of the Board from June 6, 2003 to November 7, 2006.

❑ Policy of nondiscrimination in the composition of the Board.

The Company policy for the election of Board members is to make sure that there is no discrimination whatsoever. In fact, ensuring equal opportunity is one of the general principles underlying our Action Principles, and one of the values our Appointment, Compensation and Good Governance Committee holds in carrying out its duties.

Both the Board and the Committee therefore try to ensure, under all circumstances and within the scope of their respective jurisdictions, that anyone nominated for a board position be of

Telefónica de Argentina S.A.

recognized solvency, competence and experience, and willing to spend the time and effort necessary to carry out their duties.

❑ General functions of the Board.

According to the provisions of the Law and the Bylaws, the Board is the highest governing and representational body of the Company and has therefore the right to carry out, within the scope of the Company purpose as outlined in its Bylaws, any legal acts or transactions bearing on management and decision-making, by any legal title, except for those reserved by the Law or the Bylaws for the exclusive jurisdiction of the General Assembly of Shareholders.

Notwithstanding the above, the Board is primarily an oversight and control body, leaving the day-to-day management of Company business to the executive bodies and the management team.

The functions reserved by the Law or the Bylaws for the exclusive knowledge of the Board, or those other functions necessary for it to responsibly carry out oversight and control cannot be delegated.

Specifically, the Board has the jurisdiction to approve the general policies and strategies of the Company in coordination with those of Grupo Telefónica, and in particular to consider and set the main guidelines for:
✓	Strategic plans, management objectives and annual budget.

✓	Investment and financing policy.

✓	Corporate governance policy.

✓	Corporate social responsibility policy.

✓	Compensation policy for Directors and top executives.

✓	Dividend policy.

✓	General risk policy.

It also has the following decision-making powers:

✓	Compensation for Directors.

✓	Periodic evaluation of the operation of the Board and its Committees.

✓	Development of continuing education programs for Directors and executives.

✓	Financial information that the Company must make public periodically.

✓	Consideration of transactions with related parties.

Telefónica de Argentina S.A.

❑ Preparation for Board meetings.

The Company takes the measures necessary to ensure that the Directors have the advance information that they need, sufficiently and specifically detailed and aimed at preparing them for Board and Committees meetings.

To this end, all Board meetings have a pre-established agenda that is sent out at least eight days prior to the expected date along with the call for the meeting. For this same reason, the Directors are sent all documentation related to the meeting’s agenda, including written presentations handed out during the meeting, with ample time before the meeting.

❑ Conflicts of interests of Directors and other corporate officers

The Internal Rules of Conduct in Securities Matters, approved by the Board in its meeting of September 11, 2003, regulate this subject along the following guidelines:

Impartiality: The Directors must always display loyalty to Grupo Telefónica and its shareholders, regardless of their own or third-party interests. This applies notwithstanding the provisions of Article 8, a), I) of the Public Tender Transparency Rules approved by Decree No. 677/01 (RTOP).

Conflict of interests: The Directors must refrain from intervening in or influencing the decision-making processes that might affect persons or entities with which they have conflicting interest.

Confidentiality: Anyone in a situation of conflicting interests must refrain from accessing information described as confidential that might affect said conflict.

In addition, these Rules provide that the Directors must refrain from taking part in deliberations linked to matters in which they directly or indirectly hold an interest. A matter shall be assumed be of personal interest to a Director when it affects a member of his/her family or a company in which said Director has a management role or a significant participation in its share capital.

The Directors may not undertake, directly or indirectly, professional or commercial transactions with Telefónica or with any of the companies making up Grupo Telefónica without informing the Board beforehand and without the Board having approved the transaction with a favorable vote of at least 90% of the attending Directors, based on a prior report of the Audit Committee.

These provisions also apply to the members of the Oversight Committee, to Telefónica executives and its administrative personnel, to Finance Department and General Management personnel at that particular time (or to those who have similar functions in Corporate Management under any other name), to all other employees who might have access to data and information for which Telefónica has a legitimate interest of confidentiality and to all those who have confidential information in relation to a certain transaction.

❑ Further training and development of Directors.

The Board is designing a program of continuing training members aimed at maintaining and updating members’ knowledge and skills as well as improving the effectiveness of the Board as a whole.

❑ Evaluation of Board performance

Starting with fiscal year 2008, the Board is evaluating its own performance. For this purpose it has developed a written document to be used as a guideline for evaluation which establishes the criteria for measuring its performance. The evaluation for fiscal year 2008 will also take into consideration the accounting records of said fiscal year.

❑ Exclusive meetings of independent Directors.

The Company encourages periodic meetings between the independent Directors to consider matters that might be of interest in the fiscal year of their tenure.

❑ Membership of the Directors in other companies.

The Board considers it useful that the Directors perform similar functions in a limited number of organizations, which may vary depending on the nature of the concerns in which they perform such functions.

In any event, Telefónica endeavors to ensure that members chosen to serve on the Board be willing to put in the time and effort needed to carry out their duties.

Telefónica de Argentina S.A.

3.- BOARD COMMITTEES

❑ Appointment, Compensation and Good Governance Committee

On May 6, 2008 the Board approved the establishment of an Appointment, Compensation and Good Governance Committee according to the following guidelines:

a) Composition: The Appointment, Compensation and Good Governance Committee shall consist of three or more Directors, most of whom must meet the condition of being impartial in accordance with the regulations of the National Securities Commission. The Chairman of the Committee must be appointed by and from among its members.

b) Authority: Notwithstanding any other assignment that the Board might entrust it with, the Appointment, Compensation and Good Governance Committee will have authority in the following matters:

•
Providing information, according to objetive criteria and in line with the interests of the Company, about motions for appointing, reelecting and discharging Directors and top executives of the Company and its subsidiaries, evaluating the competences, knowledge and experience required from the candidates proposed for the vacancies.

•	Providing information on the motions for the appointment of members of the Audit Committee and the other Board Committees, as well as the Secretary and, if applicable, the Deputy Secretary.

•	Organizing and coordinating the periodic evaluation of the Board with its Chairman.

•	Proposing Directors’ compensation to the Board, within the framework established in the Bylaws, and making periodic reviews thereof to ensure that compensation is consistent with their duties.

•
Proposing to the Board, within the framework established in the Bylaws, the scope and amount of the incentives, fees and compensations for the Chairman, the executive Directors and the top executives of the Company, including the basic conditions of their contracts.

•	Overseeing compliance with the Company’s internal rules of conduct and the rules of corporate governance adopted and in force at any given time.

•	Executing any other powers assigned to this Committee consistent with the applicable standards.

c) Operation: The Appointment, Compensation and Good Governance Committee will meet whenever the Company Board or its Chairman request a report or the approval of proposals within the scope of their jurisdiction, and as long as the Committee Chairman considers it advisable for the proper execution of his/her duties.

❑ Audit Committee.

According to the RTOP provisions, companies that offer their shares publicly must set up an Audit Committee to work with three or more members of the Board. The majority must fulfill the

Telefónica de Argentina S.A.

condition of being impartial according to the criteria determined by the National Securities Commission.

According to the RTOP, the Audit Committee is empowered to and must:

a) Express their opinion on Board proposals for appointing external auditors to be retained by the Company and monitor their impartiality.

b) Monitor the operation of the internal control, administrative and accounting systems as well as the reliability of the latter, and all financial information or other significant facts submitted to the National Securities Commission and the self-regulating entities in compliance with current regulations on information monitoring.

c) Monitor the application of company policies regarding information about risk management.

d) Provide the market with complete information about any transactions in which there is a conflict of interests with members of the governing bodies of the Company or shareholders.

e) Express their opinion on the rationality of proposals submitted by management for incentives and share option plans for Company Directors and managers .

f) Express their opinion on compliance with legal requirements and whether conditions are favorable for issuing shares or share convertible instruments in case of a capital increase excluding or limiting the preferred subscription rights.

g) Verify compliance with the applicable rules of conduct.

h) Give a well-founded opinion on transactions with related parties in instances established by the RTOP. Give a well-founded opinion to the self-regulating entities as determined by the National Securities Commission whenever there is or might be a conflict of interests.

On May 10, 2004 the Board of Telefónica de Argentina S.A. resolved to:

1)	Set up the Audit Committee provided for in the Public Tender Transparency Rules approved by Decree No. 677/01 and in General Resolution No. 400/02 of the National Securities Commission.
2)	Determine that the Audit Committee would begin to function as of May 28, 2004.

According to Article XIII bis of the Bylaws, the Audit Committee “will, as its primary function, be entrusted with serving as a support to the management in its internal control function. The Audit Committee must comply with the provisions contained in the Public Tender Transparency Rules approved by Decree No. 677/01, Resolution No. 400/02 of the National Securities Commission and all other norms applicable to it. It will consist of three or more members of the Board and its majority must fulfill the condition of being impartial according to the criteria determined by the National Securities Commission. The members of the Committee will be appointed by the Board based on a proposal submitted by its Chairman, and must be specialists in the area of accounting, finance or business. The Audit Committee will carry out the functions assigned by the applicable standards, and especially those entrusted to it by the Assembly of Shareholders or the Board, and those contained in its

Telefónica de Argentina S.A.

Internal Procedures. The Audit Committee has the authority to determine its own Internal Procedures, of which it will duly inform the Board.”

On June 14, 2004 the Audit Committee approved its Internal Procedures. The Company Board took note thereof on July 8, 2004.

Every year the Audit Committee approves the Action Plan for the fiscal year in course, of which it duly informs the Chairman of the Board and the Oversight Committee.

Currently the members of the Audit Committee are Guillermo Harteneck, Luis Ramón Freixas Pinto and Jaime Urquijo Chacón, all of whom are independent directors.

Before an Audit Committee was made mandatory for all companies that offered their shares publicly, Telefónica created a similar body called the Audit and Control Committee. This body, created on December 17, 2002, was temporary and ended its mandate after the Company had set up the Audit Committee in compliance with the provisions of Decree No. 677/01.

In agreement with the recommendations of General Resolution No. 516/07 of the CNV [National Securities Commission], the Board currently appoints members of the Audit Committee based on a proposal submitted by any of its members. Currently, the chairmanship of the Audit Committee is held by an outside director (D. Guillermo Harteneck).

The Audit Committee meets approximately 10 times a year.

Telefónica de Argentina S.A.

4.- OVERSIGHT COMMITTEE

❑ Composition.

The Oversight Committee provides internal supervision and control of the Company; its members are appointed by the shareholder meeting. This internal body does not bear any relation to, and acts independently from, the external auditor in agreement with the applicable standards.

The Oversight Committee is made up of three regular members and three alternate members. At the moment its members are:

Regular
Santiago Carlos Lazzati
Edgardo Alejandro Sanguineti
Eduardo Luis Llanos

Alternate
María Cristina Sobbrero
Roberto Aníbal Oneto
Hugo Guillermo Waingortin

In compliance with the provisions of Article 4, Chapter XXI, General Resolution No. 368/01 of the National Securities Commission, the respective appointing Assembly informed that its members belonged to Estudio Lazzati & Sanguineti, which had been retained by the Company for training in connection with the Audit Committee, pursuant to RTOP provisions and the standards of Good Corporate Governance. They also pointed out that the proposed candidates met the conditions of impartiality provided for in Technical Resolution No. 15 of the Argentine Federation of Professional Financial Consulting Service Providers.

❑ Double nature of external auditor and statutory auditor.

The Board does not consider it advisable for members of the Oversight Committee to perform external audit duties or belong to the firm which provides external audit services to the Company. The Board is thus aware that it must take steps to differentiate between these two functions.

❑ Rotation of statutory auditors.

It is considered advisable to rotate the members of the Oversight Committee at least every seven years.

❑ Standards of operation.

The Oversight Committee meets at least four times a year to review the accounting records to be submitted to the National Securities Commission and the Buenos Aires Stock Exchange. The meetings are convened by the Chairman of the Oversight Committee. Minutes are kept of all such meetings.

Telefónica de Argentina S.A.

5.- RELATIONSHIPS WITH SHAREHOLDERS, INVESTORS AND THE COMMUNITY

❑ Issuer/Concern Relationship.

✓	Controlling company.

Compañía Internacional de Telecomunicaciones S.A. (COINTEL) is the controlling shareholder of the Company with 52.7% of the share capital and the votes. Other important shareholders in the Company are Telefónica Internacional (32.25%), Telefónica Internacional Holding B.V. (0.95%) and Telefónica Móviles Argentina S.A. (12.30%).

Telefónica, S.A. (Telefónica, S.A. or TSA) controls Telefónica Internacional S.A., Telefónica International Holding B.V. and Telefónica Móviles Argentina S.A. .Given the fact that on December 15, 2000 TSA acquired control of COINTEL, TSA therefore indirectly controls 98.2% of the votes corresponding to all outstanding Company shares.

✓	Contracts between related parties.

According to RTOP, in companies that offer their shares to the public, the instruments or contracts that the company enters into with a related party and that involve a large amount of money (more than 1% of net assets based on the last approved balance sheet, provided it exceeds $300,000) must comply with the procedures indicated below:

The Board must ask the Audit Committee for an opinion as to whether the conditions of the transaction can be considered reasonably in line with normal and usual market conditions. The Audit Committee must state its position within five calendar days.

Notwithstanding consulting the Audit Committee, the company may make a decision based on the report of two impartial evaluation companies, which must have stated their position on the same issue and other conditions of the transaction.

The instruments or contracts referred to must be notified as Relevant Fact immediately after being approved by the Board, indicating the existence of the opinion of the Audit Committee or, as the case may be, the impartial evaluation companies.

The Board must make the report of the Audit Committee or, as the case may be, the information provided by the impartial evaluation companies, available to the shareholders. It must do so at the place of business of the company one business day after adopting the respective resolution. The company must also inform the shareholders of this fact in the respective market bulletin.

The Board resolution approving the transaction must indicate the way each director voted.

The transaction must be submitted beforehand to the shareholder meeting for approval if the intended conditions were not qualified as reasonably in line with the market by the Audit Committee or by both evaluation companies.

Telefónica de Argentina S.A.

In 2008 the Board and the Audit Committee have reviewed several transactions between related parties.

✓	Balances and transactions.

The balances and transactions with the controlling company and related and associated companies are detailed in Note 12.3 to the financial statement through September 30, 2008.

✓	Transactions with shareholders and managers.

Transactions with related parties were undertaken in the course of fiscal year 2008. All complied with RTOP standards.

During the same period there were no transactions with Company administrators.

❑ Participation of minority stockholders in shareholder meetings.

The Company has taken measures to encourage the attendance and participation of minority shareholders in the annual shareholder meetings in proportion to the current free-float of the Company, which is 1.80% of the total share capital. Among other measures, the meeting is announced in several newspapers with national circulation, and accounting information for shareholders is placed on the Company website.

❑ Investor relations.

Investor Relations is a specific corporate department specialized in shareholder and investor attention, which handles inquiries and concerns submitted via the following website:

http://www.telefonica.com.ar/corporativo/inversores/contacto.asp

❑ Information on the internet.

The Company has its own website (http://www.telefonica.com.ar), which is freely accessible and provides easy, up-to-date, and diverse information on the Company. It also publishes its latest actions regarding Good Corporate Governance (http://www.telefonica.com.ar/gobiernocorporativo) as well as all relevant facts. Users can turn to this website with their concerns.

The Company makes sure that the information transmitted by electronic means meets the high standards of confidentiality and integrity and champions the preservation and recording of information.

Telefónica de Argentina S.A.

❑ Corporate responsibility policy.

Our corporate responsibility reports describe and quantify the social, economic, cultural and environmental impact of our business in the country, indicating the initiatives and challenges that contribute to the development and progress of the community with which we interact.

Grupo Telefónica in Argentina presented its fourth Corporate Responsibility Report this year, reflecting another year of commitment to transparency of information. For the second year in a row, the report comes in two versions: an Executive Summary and the complete version available on-line at: http://www.telefonica.com.ar/responsabilidadcorporativa/2007.

Telefónica understands corporate responsibility as a way to manage its business, taking into consideration all stakeholders. It cuts across all areas of the Company. The idea is to manage responsibly.

To the extent that Grupo Telefónica is able to have a positive impact on the economic, technological and social progress of its surroundings, and in the process gain the confidence of its stakeholders, it will be able to ensure its own survival as a company in the long term.

Reaching objectives and financial results are as important as how these results are obtained.

❑ Inclusion of the standards of corporate governance in the Bylaws.

The Bylaws of the Company contain the standards of corporate governance, especially those concerning the composition and operation of the Board, the Audit Committee and the Oversight Committee.

Telefónica de Argentina S.A.

6. OTHER STANDARDS OF TRANSPARENCY AND GOOD GOVERNANCE

❑ Disclosure Committee.

Under the Sarbanes-Oxley Act enacted on July 30, 2002, the Company CEO and CFO must prepare a series of certifications associated with disclosure controls and procedures.

For the purpose of this law, the disclosure controls and procedures are defined as those controls and procedures of an issuer that are designed to ensure that the information which must be disclosed in the various forms set forth in U.S. securities regulations is compiled, processed, summarized and disclosed within the deadlines set forth in the various applicable rules and regulations. The disclosure controls and procedures include, without being exhaustive, controls and procedures designed to make sure that the information which must be disclosed by an issuer complies with U.S. securities regulations, is compiled and communicated to Company management, including its CEO and CFO, in order to allow a decision to be made in due time regarding its disclosure.

Among others obligations imposed by the Sarbanes-Oxley Act, all such officers:
(i) Are responsible for establishing and maintaining the disclosure controls and procedures of the issuer;
(II) Have designed such disclosure controls and procedures as to ensure that the material information is provided to them, particularly during the period covered by the financial report;
(III) Have evaluated the effectiveness of the disclosure controls and procedures ninety days prior to the date that this financial report is submitted;
(IV) Have presented in the report their conclusions regarding the effectiveness of the disclosure controls and procedures based on their evaluation since that date.

Based on the requirements of the Sarbanes-Oxley Act, the Company has considered it advisable to formalize previously existing disclosure procedures on internal corporate information, making them more rigorous in some aspects. On February 12, 2003 the Board therefore set up the Disclosure Committee which, as a permanent internal body, will be responsible for recording, classifying and analyzing all corporate information. It will then determine which information is to be communicated to the markets in the various forms, under the conditions and within the scope provided for in the legal standards, both local and foreign, that apply to the Company.

This Committee works according to guidelines established in an Internal Regulation.

❑ Channels for reporting misconduct and procedures for the protection of the reporting person.

According to Section 301 of the Sarbanes-Oxley Act, the Audit Committee must establish procedures for

(i)	receiving, filing and handling reports of misconduct regarding accounting, internal control or audit; and
(ii)	allowing Company employees to submit, anonymously and confidentially, their concerns or questions regarding accounting or audit matters.

Section 806, on the other hand, grants protection to those employees who come forward or help in the fraud detection process.

Telefónica de Argentina S.A.

In its meeting of August 17, 2004, the Audit Committee urged the Board to approve the procedures required, among others, to comply with these provisions of the Sarbanes-Oxley Act.

Based on these provisions, on November 10, 2004 the Board approved the basic guidelines of the Channels for Reporting Misconduct and Procedures for the Protection of the Reporting Person in the following terms:

Access and operation: There will be a permanent channel for reporting misconduct accessible via Internet, mail, telephone, fax, etc., whereby the anonymity of the reporting person will be assured in all cases.

Internal communication: The channel for reporting misconduct will be announced to all employees of Grupo Telefónica.

Handling of misconduct reports: The department involved will maintain a file of the reports it receives, informing the Audit Committee of same, and of the outcome of any investigations undertaken.

Protection of the reporting person: Reporting employees will have the protection granted by applicable regulations. This protection will continue even if the investigation does not reveal the existence of fraud or other irregularity, provided that the employee has acted in good faith. To this end, all reports will be assumed to have been made in good faith unless the opposite can be proven. In case of a report in bad faith, the human resources department will be informed so as to take actions consistent with labor or internal rules and regulations.

External reports of misconduct: A person who receives a report of fraud or other irregularity from a shareholder, client or supplier must inform the person in charge of the Corporate Internal Audit Department for the report to go through the proper channels.

❑ Rules for recording, disclosing and controlling financial and accounting information.

On March 18, 2003 the Board approved the Rules for Recording, Disclosing and Controlling the Financial and Accounting Information of Telefónica de Argentina S.A., with these objectives:

(i)
maintaining the levels of control necessary to guarantee a correct reflection of the transactions and balances included in the financial statements of the Company, the consolidated financial statements of Grupo Telefónica Internacional and of Grupo Telefónica as a whole;

(ii)
maintaining the proper processes to guarantee that the financial and accounting information is complete, and contains all additional information needed to understand the financial statements and give a true picture of the Company and Grupo Telefónica Internacional;

(iii)	maintaining the proper processes to guarantee that financial and accounting information is provided and known to the persons in charge of organizing it in each case;
(iv)
defining and circumscribing the responsibilities at each level of the organization with regard to the reliability of the information that is made public, and maintaining the mechanisms necessary to guarantee the confidence of investors and other users of the information;

(v)	establishing the mechanisms and principles necessary to maintain, to the extent permitted by applicable law, uniform criteria and accounting practices in the entire Grupo Telefónica;

Telefónica de Argentina S.A.

(vi)	monitoring and controlling the correct identification and recording of the transactions conducted between the companies of Grupo Telefónica;
(vii)
maintaining proper oversight procedures to permanently guarantee the operability of the system for recording, disclosing and controlling financial and accounting information, and identifying and correcting any possible deficiency or malfunction of same.

❑ Rules for disclosing information to markets.

On August 8, 2003 Telefónica, in the context of its commitment to transparency vis-à-vis its shareholders, investors and the market in general, approved the Rules for Disclosing Information to Markets. This is a further expression of that commitment in view of the progress made in Good Corporate Governance.

The intention of these rules is for Grupo Telefónica to be able to guarantee the same quality across all information provided to the markets.

❑ Internal regulations regarding conduct in securities matters.

These Regulations, approved by the Board on September 11, 2003, are meant to establish a set of rules on personal transactions, advice to third parties and the handling of confidential information with regard to securities and financial instruments of Telefónica de Argentina S.A. or other companies of Grupo Telefónica worldwide.

These Regulations apply to (i) members of the Board; (ii) members of the Oversight Committee; (iii) the first-line management and its administrative staff; (iv) Finance Department and General Management staff; and (v) to any other employee with access to confidential information.

A Rules Compliance Committee will be created for the purpose of complying with these Regulations which will determine the securities covered by them, promote awareness of the Regulations and interpret them; by the same token a Rules Compliance Unit will be created which will have the task of centralizing the information on transactions, maintaining a documentary record for each confidential transaction with the names of the participants and expressly notifying such persons of the nature of the information.

First of all, the Regulations establish mandatory notification of personal transactions. All persons covered by the Regulations must report all transactions they carry out involving Company securities to the Rules Compliance Unit within a predetermined period. If the transaction entails the acquisition of securities, such securities cannot be sold again until the minimum period has passed.

Secondly, they establish limits on personal transactions, such as general injunctions associated with privileged information, temporary injunctions associated with the approval of balance sheets, and specific injunctions related to the prohibited securities issued by a third company.

Thirdly, guidelines are established regarding the handling of confidential information: When studying or analyzing a legal or financial transaction that might influence the price of the affected securities, the Rules Compliance Committee will determine, where appropriate, whether the transaction in question is a Confidential Transaction. Furthermore, the Rules

Telefónica de Argentina S.A.

Compliance Unit will maintain a record of the persons who participate in the transaction and will alert them to the nature of the information, its confidentiality and the prohibition of its use.

❑ Action Principles.

Our Action Principles inspire and define the way in which we do business. We build our reputation, strive to deserve the confidence of our stakeholders and, generally speaking, maximize the long-term value for our shareholders and the company based on these Principles.

These general Principles that prevail in the entire Grupo Telefónica, approved by the Board on August 8, 2007, convey the following values:

-Honesty and truthfulness: All interactions with clients, shareholders, employees or suppliers should be conducted in a framework of credibility and complete transparency, seeking in turn to preserve the confidentiality of all information entrusted by these entities to the Company.

-Respect for the law: Mandates compliance with all rules and regulations both national and international, promoting fair and safe competition in the marketplace and resulting in greater benefits for the consumer and the Company in general.

-Integrity: To define patterns of conduct that are ethical and righteous. In this sense it attempts to set aside political partisanship, the acceptance of bribes or the participation in conflicts of interests that put personal interests before collective interests.

-Human rights: Gives special consideration to the provisions in the United Nations Universal Declaration of Human Rights and the declarations of the International Labor Organization. The idea is to seek positive and concrete treatment in terms of equality and opportunity, discouraging any type of prejudice or discrimination.

Designed with a global vision, the Action Principles are aimed at the variety of people involved in Grupo Telefónica – its employees, clients, shareholders, suppliers and finally the community in which it operates. These general Principles contain specific rules for each group as detailed below:

(i)
employees: to further and to manage the professional development of employees, offering them just compensation, rejecting any type of child labor or forced labor through threats, abuse or violence, always providing a safe and sound labor environment;

(ii)
clients: to offer reliable and innovative products and services, assuring that they meet all standards of safety and quality of manufacture, providing honest, clear, useful and precise product information

(iii)
shareholders: to manage the Company according to the best practices of corporate governance, creating value by making efficient use of the assets, facilitating access to all relevant information, establishing internal controls and cooperating with audits and external interventions;

Telefónica de Argentina S.A.

(iv)
suppliers: to institute controls that avoid economic conflicts in purchase processes, to guarantee equality of opportunity to all suppliers and promote fair competition, awarding contracts on the basis of objective criteria;

(v)
the community: to contribute to the social, technological and economic progress of the country by making investments, generating jobs and improving the quality of life for all people; seeking also to make contributions through non-profit organizations, endowing each action with commitment to the environment and sustainable development.

The implementation of the Action Principles is coordinated by the Action Principles Office, which handles their publication, promotion and periodic follow-up on their proper observance. With the aim of informing and creating awareness of the need to adopt the Principles as a basis for all sorts of decisions within the company, employees have access to an online Action Principles Training Course. Upon successful completion, they earn a “certificate” of knowledge good for two years, after which the course must be taken again.

❑ Risk control systems.

Grupo Telefónica, which already had a level of risk control that was adequate for the time, has decided to institute a Risk Management model consistent with current COSO II requirements and the standards and recommendations of Good Corporate Governance.

Telefónica will therefore update, define and approve a Risk Management Policy aimed at providing the wherewithal for the quick identification, management and reporting of risks. It will create the role of “facilitators”, who will be responsible for the identification and management of risks within their field of action. The Company hopes risks can thus be managed in the most efficient way possible, and that this will not only be a key component of internal control systems, but also support and complement the achievement of the business objectives, highlighting the company’s commitment to its shareholders and clients.

The basic principles of this policy, which is yet to be defined, are:

•	Organizing and structuring activities and processes concerning risk management in a methodical way, thereby assuring the reliability of results so facilitators can accept them with confidence.
•	Training and involving employees in the culture of Risk Management, encouraging them to identify risks and contribute to mitigating them.
•
Facilitating the identification, evaluation and management of all categories of risks (operating, business, financial and credit) with the support of the Risk Management Task Force, an entity that is meant to promote the development of a culture of risk control at all levels of the organization.

This Policy is based on a Corporate Model of Risk Management, which is meant to provide a common infrastructure for extending, maintaining and monitoring risk management throughout the organization.

For the purposes of this Policy, an acceptable risk level is the exposure that the Company is willing to assume to the extent that it allows value creation, achieving thereby the right balance between growth, yield and risk. Based on this, risk management, when it comes to establishing

Telefónica de Argentina S.A.

a strategy, helps the Company management select a strategy consistent with an acceptable risk level.

The risks considered significant based on their impact and likelihood of occurrence will be reported within this risk management process. In this way risks will be considered in terms of their financial impact should the risk event occur, taking into consideration all controls currently in place.

❑ Pre-approval of audit and non-audit services.

Pursuant to the regulations of the Securities and Exchange Commission of the United States of America, when an audit company is retained to provide audit services or other services permitted under the respective regulations, the assignment must be:

(i) pre-approved by the Audit Committee or, if it has not yet been set up, by the Board; or
(ii) implemented in agreement with the pre-approval policies and procedures established by said Committee (or the Company Board).

In addition, the Securities and Exchange Commission establishes that Section 202 of the Sarbanes-Oxley Act allows the Audit Committee (or the Board) to delegate to one or more of its members the authority to grant pre-approval for services other than audit services insofar as the pre-approval policies (i) are defined for the particular approved service; (ii) the Audit Committee is informed about every pre-approval; and (iii) the pre-approval policies do not delegate the responsibilities of the Audit Committee (or the Board) to management.

According to the explanation provided above, the pre-approval policy for audit services, or any other services permitted by the respective regulations, must ensure that the assignment of external auditors is consistent with the impartiality expected from them in the performance of their duties.

In this sense the Company recognizes that the principles of good corporate governance, which underlie the confidence of the shareholders and other investors, are consistent with maintaining the impartiality of audit firms.

The Company therefore considers it advisable to establish guidelines for a formal policy defining the grounds on which the external auditor of the Company could be retained to provide audit services or any other services permitted by the respective regulations, in the latter case under the assumption that the services are indeed contracted by the Company.

In accordance with the explanation provided above, the Board resolved the following in its meeting No. 143 on August 8, 2003 (the amendments introduced in meeting No. 150 on May 10, 2004 are included):

1) Service Categories: Classify the services that are provided or might potentially be provided by external audit firms into various categories.

2) Extension of the policy and regularly recurring approvals: Apply this policy both to Telefónica de Argentina S.A. and the companies controlled by it, and establish the need for annual approvals or at regularly recurring intervals as needed depending on changes that occur in the applicable regulations.

Telefónica de Argentina S.A.

3) Responsibility: Determine that the Audit Committee (or the Board) hold the responsibility for ensuring that the external auditors of the Company are contracted only for those services that are compatible with maintaining their impartiality.

4) Duty to inform: After the approval of the policies defined here, the chosen external audit firm must inform the Audit Committee annually about the services that were provided during the fiscal year. They must also prove that services fit the pre-approved categories the Company uses to assess the conditions of impartiality of services provided for in this policy, local standards and the legislation of the United States of America on the matter. The Company will in turn prepare a detailed schedule of the fees paid to the audit firm for all audit services and any other services rendered, so as to include them in its annual financial statement.

❑ Rotation of external auditors.

Pursuant to General Resolution No. 505/07 of the National Securities Commission and the U.S. American market regulations that apply to the Company, it is mandatory to rotate the associate in charge of external audits every five years.

This obligation does not extend to the audit firm as such. Nevertheless, the Company made the following rotations: Until 2002 it appointed Pistrelli, Diaz y Asociados (Arthur Andersen). In 2003 and 2004 it appointed Deloitte & Co. S.R.L. In 2005 and forward it appointed Pistrelli, Henry Martin y Asociados S.R.L., the local branch of Ernst & Young.

The Audit Committee on the other hand monitors the impartiality of the external auditors, reviews their plans, evaluates their performance and issues opinions on appointments the Board proposes to the Shareholder Meeting.

Buenos Aires, November 6, 2008.

Alejandro Pinedo
Director of Market Relations

Dictámenes/InformeBuenGobiernoCorporativo2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	November 12, 2008	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel